Exhibit 23.6

Principal Maritime Tankers Corporation

c/o Principal Maritime Management, LLC

3530 Post Road, Southport, CT 06890

Date: April 24, 2014

Dear Sir/Madam:

I consent to being named by Principal Maritime Tankers Corporation (the “Company”) in its Registration Statement on Form S-1 (including any amendment or post-effective amendment thereto and any registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended) as a director and to the inclusion of my biographical information therein.

I consent to serve as a director of the Company if elected or appointed.

My consents above will continue to be effective until, by written notice to the Company, I resign as a director or I revoke my consent.

By:	/s/ Elliot G. Sagor
Elliot G. Sagor